

Investment Company Fidelity Bond
Policy Declarations

INVESTMENT COMPANY FIDELITY BOND DECLARATIONS

CUSTOMER NUMBER		DATE ISSUED
5000763502		08/14/2025

POLICY NUMBER	COVERAGE IS PROVIDED BY	PRODUCER NO.
4025215555	Continental Insurance Company (herein called 'Underwriter')	793061

NAMED INSURED AND ADDRESS	PRODUCER
Item 1. Riverpark Funds Trust (herein called 'Insured') 156 W 56TH ST STE 1704, NEW YORK, NY 10019-3879	WORLD INS ASSOC LLC Thalia Brown 116 E 27TH ST FL 9 NEW YORK, NY 10016-8942

Item 2. Policy Period: From 12:01 a.m. on 09/15/2025 to 12:01 a.m. on 09/15/2026 standard time.

Item 3. Limit of Liability: $1,000,000 per Loss.

Provided, however that if specific limits, either greater or lesser, are inserted opposite any specified INSURING CLAUSE, such specific limits shall be applicable to such INSURING CLAUSES in lieu of, and not in addition to, such bond limit. If "NOT COVERED" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE shall be deemed to be deleted from this bond.

INSURING CLAUSE	LIMIT OF LIABILITY	DEDUCTIBLE
Fidelity - Blanket	$1,000,000	$0
Premises	$1,000,000	$10,000
Transit	$1,000,000	$10,000
Forgery or Alteration	$1,000,000	$10,000
Extended Forgery	$1,000,000	$10,000
Counterfeit Currency	$1,000,000	$10,000
Computer Systems Fraud	$1,000,000	$10,000
Voice Initiated Transfer Fraud	$200,000	$10,000
Uncollectible Items of Deposit	$25,000	$2,500
Audit Expense	$50,000	$5,000

Provided, that there shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

Surcharges/Taxes: NONE

Form No: G131698Ac (06-1998)
Policy Declarations; Page: 1 of 2
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606

Bond No: 4025215555
Bond Effective Date: 09/15/2025
Bond Page: 1 of 23



Item 4. The liability of the Underwriter is also subject to the terms of the following endorsements executed simultaneously herewith:

Endorsements (as attached):

Endorsement Number	Ed. Date	Endorsement Name
G145184A	06-2003	Economic and Trade Sanctions Condition
CNA112209XX	07-2025	Stop Payment Legal Liability Rider
CNA95228XX	03-2019	Cryptocurrency Exclusion Rider
GSL54766XX	01-2012	Additional Named Insured Rider
GSL8007XX	02-2006	Telefacsimile Transfer Fraud
PRO4144A	01-2000	Investment Company Bond growth In Size Provisions

Item 5. Notice of claim should be sent to the Underwriter at:

CNA – Claims Reporting
P.O. Box 8317
Chicago, IL 60680-8317
Fax Number: 866-773-7504
Email address: SpecialtyNewLoss@cna.com

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative or attorney-in-fact of the Underwriter

By _____   Countersigned By: _____

    Attorney-in-fact   Authorized Representative

Authorized Representative

Form No: G131698Ac (06-1998)
Policy Declarations; Page: 2 of 2
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL
    60606

Bond No: 4025215555
Bond Effective Date: 09/15/2025
Bond Page: 2 of 23


The UNDERWRITER, in consideration of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the UNDERWRITER by the INSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the INSURED for:


INSURING CLAUSES


1. EMPLOYEE COVERAGE

Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

2. PREMISES COVERAGE

A. PROPERTY

Loss of Property resulting directly from robbery, burglary, common-law or statutory larceny, hold-up, misplacement, mysterious unexplainable disappearance, damage, destruction or abstraction or removal from the possession, custody or control of the INSURED, while such Property is lodged or deposited within any offices or premises located anywhere.

B. OFFICES AND EQUIPMENT

Loss of, or damage to furnishings, fixtures, stationery, supplies, equipment, safes or vaults (but excluding all electronic data processing equipment) within any of the INSURED'S offices resulting directly from robbery, burglary, common law or statutory larceny or hold-up of such offices, or attempt thereat, or by vandalism or malicious mischief, or loss through damage to any office resulting directly from robbery, burglary, common law or statutory larceny or hold-up of such office, or attempts thereat, or to the interior of any such office by vandalism or malicious mischief, provided, in any event that the INSURED is the owner of such offices, furnishings, fixtures, stationery, supplies, equipment, safes or vaults or is legally liable for such loss or damage always excepting, however, a loss or damage through fire.

3. TRANSIT COVERAGE

Loss of Property resulting directly from robbery, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage to or destruction of, while the Property is in transit anywhere:

a. in an armored motor vehicle, including loading and unloading thereof,

b. in the custody of a natural person acting as a messenger of the INSURED, or

c. in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

    I. written records,

    II. securities issued in registered form which are not endorsed or are restrictively endorsed, or

    III. negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person acting as a messenger or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4. FORGERY OR ALTERATION COVERAGE

Loss resulting directly from:

Form No: G131697A (06-1998)
Bond; Page: 1 of 13
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606

Bond No: 4025215555
Bond Effective Date: 09/15/2025
Bond Page: 3 of 23


a. Forgery or fraudulent material alteration of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

b. transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices, or applications directed to the INSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications purport to bear the handwritten signature of any customer of the INSURED, or shareholder or subscriber to shares of an Investment Company, or of any banking institution, stockbroker or Employee but which instructions or applications either bear a Forgery or a fraudulent material alteration without the knowledge and consent of such customer, shareholder, subscriber to shares, banking institution, stockbroker, or Employee;

excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this bond.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

5. EXTENDED FORGERY COVERAGE

Loss resulting directly from the INSURED having in good faith, and in the ordinary course of business, whether for its own account or for the account of others, in any capacity:

a. acquired, accepte Securities, documents or other written instruments which prove:d or received, sold or delivered, given value, extended credit, or assumed liability in reliance upon any original

 I. to bear a Forgery or fraudulent material alteration,

 II. to have been lost or stolen, or

 III. to be Counterfeit, or

b. guaranteed in writing or witnessed any signatures upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any Securities, documents or other written instruments which pass or purport to pass title to them.

Actual physical possession, and continued actual physical possession, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution is a condition precedent to the INSURED having relied on such items. Release or return of such items is an acknowledgment by the INSURED that it no longer relies on such items.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

6. COUNTERFEIT CURRENCY COVERAGE

Loss resulting directly from the receipt by the INSURED, in good faith, of any Counterfeit money orders, currencies or coin of any country.

7. THREATS TO PERSONS COVERAGE

Loss resulting directly from surrender of Property away from an office of the INSURED as a result of a threat communicated to the INSURED to do bodily harm to an Employee as defined in paragraphs (1), (2) and (5) of the definition, a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

a. the Employee who receives the threat has made a reasonable effort to notify an officer of the INSURED who is not involved in such threat, and

Form No: G131697A (06-1998)
Bond; Page: 2 of 13
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606

Bond No: 4025215555
Bond Effective Date: 09/15/2025
Bond Page: 4 of 23



b. the INSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of the INSURING CLAUSE, any Employee of the INSURED, as set forth in the preceding paragraph, shall be deemed to be an INSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

8. COMPUTER SYSTEMS COVERAGE

Loss resulting directly from fraudulent entry of data into or change of data elements or programs within the INSURED'S proprietary Computer System or a Computer System operated or used by the INSURED and declared in the APPLICATION, provided that the fraudulent entry or change causes:

a. Property to be transferred, paid or delivered,

b. an account of the INSURED, or of its customer, to be added, deleted, debited, or credited, or

c. an unauthorized account or a fictitious account to be debited or credited.

9. VOICE INITIATED TRANSACTION COVERAGE

Loss resulting directly from a Voice Initiated Transaction directed to the INSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer's account, provided such Voice Initiated Transaction was:

a. received at the INSURED'S offices by those Employees of the INSURED specifically authorized to receive the Voice Initiated Transaction,

b. made by a person purporting to be a Customer, and

c. made by said person for the purpose of causing the INSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Transactions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the UNDERWRITER.

10. UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE

Loss resulting directly from the INSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of said account causes:

a. redemption's or withdrawals to be permitted,

b. shares to be issued, or

c. dividends to be paid,

from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the INSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemption's or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the INSURED'S standard collection procedures have failed.

11. AUDIT EXPENSE COVERAGE

Form No: G131697A (06-1998)
Bond; Page: 3 of 13
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606

Bond No: 4025215555
Bond Effective Date: 09/15/2025
Bond Page: 5 of 23


Reasonable expense incurred by the INSURED for that part of an audit or examination required by any governmental regulatory authority or self-regulatory organization and actually conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the INSURED and covered by this bond.


CONDITIONS AND LIMITATIONS


1. **EXCLUSIONS**

    A. GENERAL EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES

    This bond does not directly or indirectly cover:

    (1) loss not reported to the UNDERWRITER in writing within thirty (30) days after termination of this bond as an entirety;

    (2) loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. However, this exclusion shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the INSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

    (3) loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the INSURED who is not an Employee, acting alone or in collusion with others;

    (4) loss, or that part of any loss, resulting solely from any violation by the INSURED or by any Employee of any law, or rule, or regulation pursuant to any law regulating:

        a. the issuance, purchase or sale of securities,

        b. transactions on security or commodity exchanges or the over-the-counter markets,

        c. investment companies, or

        d. investment advisors;

    (5) loss of potential income including, but not limited to, interest and dividends not realized by the INSURED or by any customer of the INSURED;

    (6) loss resulting from indirect or consequential loss of any nature;

    (7) damages of any type for which the INSURED is legally liable, except compensatory damages (but not multiples thereof) arising from a loss covered under this bond;

    (8) loss resulting from the effects of nuclear fission or fusion or radioactivity;

    (9) loss resulting from the theft of confidential information, material or data;

    (10) costs, fees and expenses incurred by the INSURED in establishing the existence or amount of loss under this bond, provided however, this EXCLUSION shall not apply to INSURING CLAUSE 11.;

    (11) loss resulting from voice requests or instructions received over the telephone, provided however, this EXCLUSION shall not apply to INSURING CLAUSE 7. or 9.

    B. SPECIFIC EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES EXCEPT INSURING CLAUSE 1.

    This bond does not directly or indirectly cover:

    (1) loss caused by an Employee, provided, however, this EXCLUSION shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage to or destruction of Property;

    (2) loss through the surrender of Property away from an office of the INSURED as a result of a threat:

Form No: G131697A (06-1998)
Bond; Page: 4 of 13
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606

Bond No: 4025215555
Bond Effective Date: 09/15/2025
Bond Page: 6 of 23



a. to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger of the INSURED, provided that when such transit was initiated there was no knowledge by the INSURED of any such threat, and provided further that this EXCLUSION shall not apply to INSURING CLAUSE 7., or

b. to do damage to the premises or property of the INSURED;

(3) loss involving Items of Deposit which are not finally paid for any reason provided however, that this EXCLUSION shall not apply to INSURING CLAUSE 10.;

(4) loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

(5) loss of Property while in the mail:

(6) loss of Property while in the custody of a Transportation Company, provided however, that this EXCLUSION shall not apply to INSURING CLAUSE 3.;

(7) loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the INSURED provided further that this EXCLUSION shall not apply to loss of Property resulting directly from robbery, burglary, hold-up, misplacement, mysterious unexplainable disappearance, damage, destruction or abstraction from the possession, custody or control of the INSURED.

C. EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES EXCEPT INSURING CLAUSES 1., 4., 5.

This bond does not directly or indirectly cover:

(1) loss resulting from forgery or any alteration;

(2) loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses;

(3) loss involving a counterfeit provided, however, this EXCLUSION shall not apply to INSURING CLAUSE 5. or 6.

2. DISCOVERY

This bond applies only to loss first discovered by any partner, director, trustee, officer or supervisory employee of the INSURED during the BOND PERIOD. Discovery occurs at the earlier of such individuals being aware of;

a. facts which may subsequently result in a loss of a type covered by this bond, or

b. an actual or potential claim in which it is alleged that the INSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT or the exact amount or details of loss may not then be known.

3. NOTICE TO UNDERWRITER - PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER

a. At the earliest practicable moment, not to exceed thirty (30) days after discovery of loss, the INSURED shall give the UNDERWRITER notice thereof.

b. Within six (6) months after such discovery, the INSURED shall furnish to the UNDERWRITER proof of loss, duly sworn to, with full particulars.

c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d. Legal proceedings for the recovery of any loss under this bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the UNDERWRITER or after the expiration of twenty-four (24) months from the discovery of such loss.

Form No: G131697A (06-1998)
Bond; Page: 5 of 13
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606

Bond No: 4025215555
Bond Effective Date: 09/15/2025
Bond Page: 7 of 23



e. This bond affords coverage only in favor of the INSURED. No claim, suit, action or legal proceedings shall be brought under this bond by anyone other than the INSURED.

4. LIMIT OF LIABILITY/NON - REDUCTION AND NON-ACCUMULATION OF LIABILITY

At all times prior to termination of this bond, this bond shall continue in force for the limit stated in the applicable sections of ITEM 3. of the DECLARATIONS, notwithstanding any previous loss for which the UNDERWRITER may have paid or be liable to pay under this bond provided, however, that the liability of the UNDERWRITER under this bond with respect to all loss resulting from:

a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

c. all acts, other than those specified in a. above, of any one person, or

d. any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i. directly or indirectly aid in any way wrongful acts of any other person or persons, or

ii. permit the continuation of wrongful acts of any other person or persons

whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

5. DEDUCTIBLE

The UNDERWRITER shall not be liable under any INSURING CLAUSES of this bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the INSURED, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the UNDERWRITER on account thereof prior to payment by the UNDERWRITER of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 4. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS.

There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

6. COURT COSTS AND ATTORNEYS' FEES

The UNDERWRITER will indemnify the INSURED for court costs and reasonable attorneys' fees incurred and paid by the INSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the INSURED would be entitled to recovery under this bond. However, with respect to INSURING CLAUSE 1. this Section shall only apply in the event that:

a. an Employee admits to being guilty of Larceny or Embezzlement,

b. an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

Form No: G131697A (06-1998)
Bond; Page: 6 of 13
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL
          60606

Bond No: 4025215555
Bond Effective Date: 09/15/2025
Bond Page: 8 of 23



    c.   in the absence of a. or b. above, an arbitration panel agrees, after a review of an agreed statement of facts between the UNDERWRITER and the INSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The INSURED shall promptly give notice to the UNDERWRITER of any such suit or legal proceeding and at the request of the UNDERWRITER shall furnish copies of all pleadings and pertinent papers to the UNDERWRITER. The UNDERWRITER may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the UNDERWRITER shall be in the name of the INSURED through attorneys selected by the UNDERWRITER. The INSURED shall provide all reasonable information and assistance as required by the UNDERWRITER for such defense.

If the amount demanded in any such suit or legal proceeding is greater than the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS for the applicable INSURING CLAUSE, or if a DEDUCTIBLE AMOUNT is applicable, or both, the UNDERWRITER'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

Amounts paid by the UNDERWRITER for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS.

If the UNDERWRITER declines to defend the INSURED, no settlement without the prior written consent of the UNDERWRITER nor judgment against the INSURED shall determine the existence, extent or amount of coverage under this bond, and the UNDERWRITER shall not be liable for any costs, fees and expenses incurred by the INSURED.

7. VALUATION OF PROPERTY

The value of any loss of Property other than books of account or other records used by the INSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the INSURED with the consent of the UNDERWRITER and prior to the settlement of any claim for such Property shall be actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

The value of any loss of Property consisting of books of account or other records used by the INSURED in the conduct of its business shall be the amount paid by the INSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the INSURED for the actual transcription or copying of data to reproduce such books of account or other records.

8. VALUATION OF PREMISES AND FURNISHINGS

In the case of loss or damage to any office of the INSURED or to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults, the UNDERWRITER shall not be liable for more than the actual cash value thereof, or for more than the actual cost of replacement or repair. The UNDERWRITER may, at its election, pay such actual cash value or make such replacement or repair. If the UNDERWRITER and the INSURED cannot agree upon the actual cash value or the cost of replacement or repair, it shall be determined by arbitration.

9. SECURITIES SETTLEMENT

Form No: G131697A (06-1998)
Bond; Page: 7 of 13
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606

Bond No: 4025215555
Bond Effective Date: 09/15/2025
Bond Page: 9 of 23


In the event of a loss of securities covered under this bond, the UNDERWRITER may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the INSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the UNDERWRITER'S indemnity shall be:

a.   for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT one hundred (100% percent);

b.   for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY- the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c.   for securities having a value greater than the applicable LIMIT OF LIABILITY the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in a., b., and c. above is the value in accordance with SECTION 7., VALUATION OF PROPERTY, regardless of the value of such securities at the time the loss under the UNDERWRITER'S indemnity is sustained.

The UNDERWRITER is not required to issue its indemnity for any portion of a loss of securities which is not covered by this bond; however, the UNDERWRITER may do so as a courtesy to the INSURED and at its sole discretion.

The INSURED shall pay the proportion of the UNDERWRITER'S premium charge for the UNDERWRITER'S indemnity as set forth in a., b., and c. above. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the INSURED to obtain replacement securities.

10. SUBROGATION - ASSIGNMENT-RECOVERY

In the event of a payment under this bond, the UNDERWRITER shall be subrogated to all of the INSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the INSURED shall deliver to the UNDERWRITER an assignment of the INSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the UNDERWRITER or by the INSURED, shall be applied net of the expense of such recovery, first to the satisfaction of the INSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY, second, to the UNDERWRITER in satisfaction of amounts paid in settlement of the INSURED'S claim and third, to the INSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the UNDERWRITER shall not be deemed a recovery under this section.

11. COOPERATION OF INSURED

At the UNDERWRITER'S request and at reasonable times and places designated by the UNDERWRITER the INSURED shall submit to examination by the UNDERWRITER and subscribe to the same under oath, produce for the UNDERWRITER'S examination all pertinent records, and cooperate with the UNDERWRITER in all matters pertaining to the loss.

The INSURED shall execute all papers and render assistance to secure to the UNDERWRITER the rights and causes of action provided for under this bond. The INSURED shall do nothing after loss to prejudice such rights or causes of action.

12. OTHER INSURANCE

Coverage under this bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of the INSURED, a Transportation Company, or another entity

Form No: G131697A (06-1998)
Bond; Page: 8 of 13
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606

Bond No: 4025215555
Bond Effective Date: 09/15/2025
Bond Page: 10 of 23



on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

13. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, or Investment Company, or any combination of them is included as the INSURED herein:

a. The total liability of the UNDERWRITER under this bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the UNDERWRITER would be liable under this bond if all such losses were sustained by any one of them.

b. Only the first named INSURED shall be deemed to be the sole agent of the others for all purposes under this bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this bond. The UNDERWRITER shall furnish each Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named INSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

c. The UNDERWRITER shall not be responsible for the proper application of any payment made hereunder to the first named INSURED.

d. Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any INSURED shall constitute knowledge or discovery by all the INSUREDS for the purposes of this bond.

e. If the first named INSURED ceases for any reason to be covered under this bond, then the INSURED next named shall thereafter be considered as the first named INSURED for the purpose of this bond.

14. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OR ACQUISITION OF ASSETS OR LIABILITIES - NOTICE TO UNDERWRITER

If the INSURED, other than an Investment Company, while this bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the INSURED shall not have the coverage afforded under this bond for loss which:

a. has occurred or will occur in offices or on premises, or

b. has been caused or will be caused by an employee or employees, or

c. has arisen or will arise out of the assets or liabilities acquired

unless the INSURED

    i. gives the UNDERWRITER written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

    ii. obtains the written consent of the UNDERWRITER to extend some or all of the coverage provided by this bond to such additional exposure, and

    iii. on obtaining such consent pays to the UNDERWRITER an additional premium.

15. CHANGE OF CONTROL - NOTICE TO UNDERWRITER

When the INSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the INSURED shall within thirty (30) days give written notice to the UNDERWRITER setting forth:

a. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

Form No: G131697A (06-1998)
Bond; Page: 9 of 13
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606

Bond No: 4025215555
Bond Effective Date: 09/15/2025
Bond Page: 11 of 23


b. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

c. the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

16. REPRESENTATIONS MADE BY INSURED

The INSURED represents that all information it has furnished in the APPLICATION for this bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this bond.

The INSURED must promptly notify the UNDERWRITER of any change in any fact or circumstance which materially affects the risk assumed by the UNDERWRITER under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for rescission of this bond.

17. TERMINATION - CANCELLATION

If the bond is for a sole INSURED, it shall not be terminated or canceled unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.

If the bond is for a joint INSURED, it shall not be terminated or canceled unless written notice shall have been given by the acting party to the affected party, and by the UNDERWRITER to all INSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.

This bond will terminate as to any one INSURED, other than an Investment Company, immediately on the taking over of such INSURED by a receiver or other liquidator or by State or Federal officials, or immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the INSURED, or assignment for the benefit of creditors of the INSURED, or immediately upon such INSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The UNDERWRITER shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the INSURED or pro rata if terminated for any other reason.

Coverage will terminate as to any Employee:

a. immediately on any partner, director, trustee, or officer or supervisory employee not acting in collusion with such Employee, learning of any dishonest act committed by such Employee at any time, whether in the employment of the INSURED or otherwise, whether or not such act is of the type covered under this bond, and whether against the INSURED or any other person or entity, or

b. sixty (60) days after the receipt by each INSURED and by the Securities and Exchange Commission, Washington, D.C., of a written notice from the UNDERWRITER of its desire to terminate this bond as to such Employee.

18. CHANGE OR MODIFICATION

This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an authorized representative of the UNDERWRITER.

Form No: G131697A (06-1998)
Bond; Page: 10 of 13
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606

Bond No: 4025215555
Bond Effective Date: 09/15/2025
Bond Page: 12 of 23


If this bond is for a sole INSURED, no change or modification which would adversely affect the rights of the INSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

If this bond is for a joint INSURED, no change or modification which would adversely affect the rights of the INSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the UNDERWRITER.

DEFINITIONS

As used in this bond:

Computer System means:

1. computers, with related peripheral and storage components, wherever located,

2. systems and applications software,

3. terminal devices, and

4. related communication networks by which data are electronically collected, transmitted, processed, stored, and retrieved.

Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

Custodian means the institution designed by an Investment Company to maintain possession and control of its assets.

Customer means an individual, corporate, partnership or trust customer shareholder or subscriber of an Investment Company which has a written agreement with the INSURED for Voice Initiated Transactions.

Employee means:

1. an officer of the INSURED,

2. a natural person while in the regular service of the INSURED at any of the INSURED'S offices and compensated directly by the INSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the INSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

3. an attorney retained by the INSURED and an employee of such attorney while either is performing legal services for the INSURED,

4. a person provided by an employment contractor to perform clerical, premises maintenance or security duties for the INSURED under the INSURED'S supervision at any of the INSURED'S offices or premises,

5. an employee of an institution merged or consolidated with the INSURED prior to the effective date of this bond,

6. a guest student pursuing studies or performing duties in any of the INSURED'S offices,

7. each natural person, partnership or corporation authorized by written agreement with the INSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

   a. creating, preparing, modifying or maintaining the INSURED'S computer software or programs, or

Form No: G131697A (06-1998)
Bond; Page: 11 of 13
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606

Bond No: 4025215555
Bond Effective Date: 09/15/2025
Bond Page: 13 of 23



    b. acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the INSURED,

8. a director or trustee of the INSURED, but only while performing acts within the scope of the customary and usual duties of any officer or employee of the INSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the INSURED, or

9. any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a. which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment adviser or underwriter (distributor) of such Investment Company, or

b. which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

This bond does not afford coverage in favor of the employers of persons as set forth in 4. and 7. above, and upon payment to the INSURED by the UNDERWRITER resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the INSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the INSURED to the UNDERWRITER, and the INSURED shall execute all papers necessary to secure to the UNDERWRITER the rights provided for herein.

Each employer of persons as set forth in 3., 4. and 7. above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 18.

Independent contractors not specified in 3., 4., and 7. above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

Forgery means the signing of the name of another person or organization with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity, for any purpose.

Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the NAME OF INSURED on the DECLARATIONS.

Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

Larceny or Embezzlement means larceny or embezzlement as set forth in Section 37 of the Investment Company Act of 1940.

Property means money (i.e., currency, coin, bank notes, or Federal Reserve notes); postage and revenue stamps; U.S. Savings Stamps; securities, including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or

Form No: G131697A (06-1998)
Bond; Page: 12 of 13
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL
        60606

Bond No: 4025215555
Bond Effective Date: 09/15/2025
Bond Page: 14 of 23



interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies; deeds; mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, mortgages and instruments; other valuable papers, including books of accounts and other records used by the INSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the INSURED acquired an interest at the time of the INSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the INSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the INSURED is liable therefor.

Relative means the spouse of an Employee or partner of the INSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

Voice Initiated Transaction(s) means any Voice Initiated Redemption or Voice Initiated Election.

Chairman   Secretary



 **ECONOMIC AND TRADE SANCTIONS CONDITION**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1. Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2. Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3. Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4. Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5. Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department's Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

All other terms and conditions of the policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the policy issued by the designated Insurers, takes effect on the Policy Effective Date of said policy at the hour stated in said policy, unless another effective date (the Endorsement Effective Date) is shown below, and expires concurrently with said policy unless another expiration date is shown below.

Form No: G145184A (06-2003)   Bond No: 4025215555
Endorsement Effective Date: Endorsement Expiration Date: Bond Effective Date: 09/15/2025
Endorsement No: 1 ; Page: 1 of 1   Bond Page: 16 of 23
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606


 **STOP PAYMENT LEGAL LIABILITY RIDER**

In consideration of the premium, this bond is amended as follows:

1. The Insuring Clauses are amended to add the following Insuring Clause:

    Stop Payment Legal Liability

    Loss which the Insured shall become legally obligated to pay as damages in connection with any check, note or draft, other than a "travelers check" payable by the Insured, which is drawn, made or accepted by any depositor of the Insured the results directly from:

    (a) compliance or failure to comply with any notice to stop payment; or

    (b) refusal to pay; or

    (c) failure to give proper notice of dishonor; and

    if the Stop Payment Notice was received or presentment was first made to the Insured during the period this rider is in force.

2. Solely with respect to the coverage provided by this Rider, Section 1, Exclusions, of the Conditions and Limitations, is deleted and replaced with the following:

    This bond does not directly or indirectly cover:

    (a) liability assumed by the Insured under any agreement to be responsible for loss;

    (b) liability arising out of dishonest of fraudulent acts of officers or employees of the Insured.

3. The specific Limit of Liability for the coverage provided by this rider shall be $10,000, it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond subject to that Aggregate Limit.

    The specific Per Loss Limit of Liability is $10,000

    and the specific Per Loss Deductible is $5,000

4. The Underwriter shall be liable hereunder only for the amount by which any single Loss exceeds the Per Loss Deductible amount stated above, but not in excess of the remaining Limit of Liability.

5. The Underwriter at its sole discretion and upon request of the Insured, may reinstate the specific Limit of Liability up to the amount stated above after it has been reduced by the payment of loss by the Underwriter. The reinstated limit shall only apply to those stop payment notice received and presentments made after the effective date of reinstatement. The consideration for reinstatement of such specific Limit of Liability shall be:

    (a) payment by the Insured to the Underwriter of an additional premium; and

    (b) a representation by Insured to the Underwriter that the Insured has given notice to the Underwriter of each loss discovered by the Insured prior to the effective date of the reinstatement, whether or not each loss so discovered exceeds the per Loss Deductible Amount applicable to this Insuring Clause.

6. The specific Limit of Liability stated above shall not be increased or reinstated by a recovery of Property made by either the Insured or Underwriter.

7. If any loss is covered under this Insuring Clause and any other Insuring Clause or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Clause or Coverage.

Form No: CNA112209XX (07-2025)
Endorsement Effective Date: Endorsement Expiration Date:
Endorsement No: 2 ; Page: 1 of 2
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606

Bond No: 4025215555
Bond Effective Date: 09/15/2025
Bond Page: 17 of 23



8. Coverage under this Insuring Clause shall terminate upon termination or cancellation of the bond. Coverage under this Insuring Clause may also be terminated or canceled, without canceling the bond as an entirety.

    (a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this rider;

    or

    (b) immediately upon receipt by the Underwriter of a written request for the Insured to terminate or cancel Coverage under this policy.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.



 **CRYPTOCURRENCY EXCLUSION RIDER**

In consideration of the premium, Paragraph A. General Exclusions Applicable to All Insuring Clauses of Section 1, Exclusions set forth in the CONDITIONS AND LIMITATIONS of the bond is amended to add the following:

This bond does not directly or indirectly cover loss resulting from the theft, destruction, disappearance, misplacement, or change in value of any virtual or digital currency in which cryptography or other encryption security techniques are used to regulate the generation of units of currency and/or verify the transfer of funds, operating independently of a central bank, including when such virtual or digital currency cannot be retrieved or accessed for any reason.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.



 **ADDITIONAL NAMED INSURED RIDER**

In consideration of the premium paid for the bond, it is understood and agreed that **Item 1.** of the Declarations is amended to include the following persons or entities as Named Insureds under the bond:

RiverPark Large Growth Fund

Wedgewood Fund

RiverPark Short Term High Yield Fund

RiverPark Long/Short Opportunity Fund

RiverPark/Next Century Growth Fund

RiverPark/Next Century Large Growth Fund

RiverPark Floating Rate CMBS Fund

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: GSL54766XX (01-2012)
Rider Effective Date: Rider Expiration Date:
Rider No: 4 ; Page: 1 of 1
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606

Bond No: 4025215555
Bond Effective Date: 09/15/2025
Bond Page: 20 of 23





■	**TELEFACSIMILE TRANSFER FRAUD**

It is agreed that:

1. The attached bond is amended by adding an Insuring Clause as follows:

    TELEFACSIMILE TRANSFER FRAUD COVERAGE

Loss resulting directly from the INSURED having, in good faith, transferred or delivered Funds, certificated securities or uncertificated securities through a Computer System covered under the terms of the Computer Systems Coverage in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

  (1) purports and reasonably appears to have originated from

  (a) a Customer of the INSURED,

  (b) another financial institution, or

  (c) another office of the INSURED

    but, in fact, was not originated by the Customer or entity whose identification it bears and

  (2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it and,

  (3) contains the name of a person authorized to initiate such transfer,

provided that, if the transfer was in excess of $50,000, the instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Clause, Customer means an entity or individual which has a written agreement with the INSURED authorizing the INSURED to rely on Telefacsimile Device instructions to initiate transfers and has provided the INSURED with the names of persons authorized to initiate such transfers, and with which the INSURED has established an instruction verification mechanism, and Funds means money on deposit in an account.

2. In addition to the Conditions and Limitations in the bond and Insuring Clause 8. Computer Systems Coverage, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Clause :

    Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

This Insuring Clause does not cover loss resulting directly or indirectly from the assumption of liability by the INSURED by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Clause and would be imposed on the INSURED regardless of the existence of the contract.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Clause must include a copy of the document reproduced by the Telefacsimile Device.

Accepted:


All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.





| INVESTMENT COMPANY BOND |
| GROWTH IN SIZE PROVISIONS |

In consideration of the premium paid, it is understood and agreed that **CONDITIONS AND LIMITATIONS,** Section 14. **ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION, MERGER OR PURCHASE OR ACQUISITION OF ASSETS OR LIABILITIES – NOTICE TO UNDERWRITER** is amended by the addition of the following:

14. INCREASE IN SIZE

If an INSURED, other than an Investment Company as defined in the Policy, merges or consolidates with or purchases or acquires assets or liabilities of another entity, there is no coverage under this bond for loss which involves any assets or employees acquired as a result of that transaction unless the INSURED gives the UNDERWRITER written notice of the proposed transaction prior to its proposed effective date and obtains the written consent of the UNDERWRITER to include those assets or employees under this bond and pays the UNDERWRITER any additional premium charged.

If an INSURED creates, other than by acquisition, a new investment company required by the SEC Reg 17g-1 to have coverage of the type afforded by this bond, that investment company will be automatically insured hereunder, provided that the total combined limit of liability for all INSURED covered hereunder, as required by SEC Reg 17g-1, including the newly created investment company does not exceed $3,000,000. If the coverage required for the newly created investment company will exceed that limit, no coverage will be provided hereunder for the investment company without the written consent of the UNDERWRITER.

If an Investment Company requires an increase in limits to comply with SEC Reg. 17g-1 due to an increase in asset size, whether by growth of current funds insured under the bond or by the addition of new funds, that increase in limits shall take place automatically and will be covered until the next Annual Period without payment of additional premium, provided that the total combined limit of liability for all INSUREDS under this bond does not exceed $3,000,000 after including the increase in limits needed due to the increase in asset size. If the increase in limits needed as a result of the increase in assets will exceed $3,000,000, then the increase will not occur unless written consent of the UNDERWRITER is obtained.

Within 15 days of the end of each Annual Period, each Investment Company insured hereunder shall advise the UNDERWRITER, in writing, of its current asset size as of the conclusion of that Annual Period and shall pay to the UNDERWRITER any additional premium required by it for any newly created investment companies or any increase in limits that will carry into the current Annual Period.

DEFINITIONS

Annual Period means each consecutive twelve month period commencing on the effective date of this bond.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: PRO4144A (01-2000)
Rider Effective Date: Rider Expiration Date:
Rider No: 6 ; Page: 1 of 1
Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606

Bond No: 4025215555
Bond Effective Date: 09/15/2025
Bond Page: 23 of 23

AMENDED AND RESTATED AGREEMENT OF THE JOINT INSUREDS

THIS AGREEMENT dated December 20, 2023, which amends and restates the Amended and Restated Agreement of the Joint Insureds dated August 17, 2023, is hereby entered into by and among RiverPark Large Growth Fund, Wedgewood Fund, RiverPark Short Term High Yield Fund, RiverPark Long/Short Opportunity Fund, RiverPark Floating Rate CMBS Fund, RiverPark/Next Century Growth Fund and RiverPark/Next Century Large Growth Fund, comprising the series of RiverPark Funds Trust, (each referred to singularly as the "Fund" or collectively as the "Funds") (the Funds are sometimes referred to individually herein as the "Insured Party" or collectively the "Insured Parties").

WHEREAS, the Insured Parties are management investment companies registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, Rule 17g-1 under the 1940 Act requires each Fund to provide and maintain in effect a bond against larceny and embezzlement by its officers and employees; and

WHEREAS, Rule 17g-1 authorizes each Fund by virtue of its affiliated status to each other Fund, to secure a joint insured bond naming each of them as insureds; and

WHEREAS, Rule 17g-1 also requires that each investment company named as an insured in a joint bond enter into an agreement with the other named insureds containing certain provisions regarding the respective shares to be received by said insureds in the event recovery is received under the joint insured bond as a result of a loss sustained by them; and

WHEREAS, the Board of Trustees of the RiverPark Funds Trust, including a majority of the Trustees who are not "interested persons" of the RiverPark Funds Trust, as defined by Section 2(a)(19) of the 1940 Act, has given due consideration to all factors relevant to the form, amount and ratable allocation of premiums of such a joint insured bond and has determined that this joint insured bond is in the best interest of each Insured Party and respective shareholders, and, accordingly, the majority of such Trustees have approved the amount, type, form and coverage of the joint insured bond and the portion of the premium payable by each such Insured Party hereunder; and

WHEREAS, the Board of Trustees of the RiverPark Funds Trust has determined, with respect to each Insured Party, that the allocation of the proceeds payable under the joint insured bond as set forth herein, which takes into account the minimum amount of coverage required for each Fund by Rule 17g-1, is equitable.

NOW, THEREFORE, the parties hereto, in consideration of the mutual covenants contained herein, hereby agree as follows:

1.   **<u>Joint Insured Bond</u>**. The Insured Parties shall maintain in effect a joint fidelity insurance bond (the "Bond") from Continental Insurance Company or another such reputable fidelity insurance company authorized to do business in the place where the Bond is issued, insuring each Insured Party against larceny and embezzlement and covering such of their respective officers and employees who may, singly or jointly with others, have access, directly or indirectly, to the particular Insured Party's securities or other assets. The Bond shall name each Insured Party as an insured and shall comply with the requirements for such bonds established by Rule 17g-1.

2.   **Amount**. The Bond shall be in a least the minimum amount required by Rule 17g-1(d) to be maintained by the Insured Parties, in accordance with the policies of the staff of the Securities and Exchange Commission.

3.   **Ratable Allocation of Premiums**. The Insured Parties shall divide all premiums which become due under the Bond among them based upon their relative net assets at the time of payment of the premium.

4.   **Ratable Allocation of Proceeds**.

(a)   If more than one of the Insured Parties sustains a single loss (including a loss sustained before the date hereof), for which recovery is received under the Bond, each such Insured Party shall receive that portion of the recovery that is sufficient in amount to indemnify that Insured Party in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all such Insured Parties sustaining a single loss.

(b)   If the recovery is inadequate to fully indemnify all Insured Parties sustaining a single loss, the recovery shall be allocated among such Insured Parties as follows:

(i)   Each of the Insured Parties, to the extent it sustains a loss, shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of the fidelity bond that it would be required to maintain under a single insured bond (determined as of the time of the loss in accordance with the provisions of Rule 17g-1).

(ii)   The remainder, if any, shall be allocated among the other Insured Parties based upon their relative net assets at the time of the loss (provided that, if such allocation would result in any Insured Party receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess among such other Insured Parties shall be reallocated among the remaining Insured Parties not fully indemnified as a result of the foregoing allocations, in proportion to the allocation percentages set forth in this sub-provision).

5.   **Claims and Settlements**. Each Insured Party shall, within five (5) days after the making of any claim under the Bond, provide the other Insured Parties with written notice of the amount and nature of such claim. Each Insured Party shall, within five (5) days of the receipt thereof, provide the other Insured Parties with written notice of the terms of settlement of any claim made under the Bond by such Insured Party. In the event that two (2) or more Insured Parties shall agree to a settlement of a claim made under the Bond with respect to a single loss, notice of the settlement shall also include calculation of the amounts to be received under Paragraph 4 hereof. The officers of each Insured Party designated as responsible for filing notices required by paragraph (g) of Rule 17g-1 under the Act shall give and receive any notices required hereby with respect to such Insured Party.

6.   **Modifications and Amendments**. Any Insured Party may increase the amount of the Bond. Such Insured Party must give written notice thereof to the other Insured Parties to this

Agreement and to the Securities and Exchange Commission in accordance with Rule 17g-1. If, pursuant to Rule 17g-1, any Insured Party shall determine that the coverage provided pursuant to this Agreement should otherwise be modified, it shall so notify the other Insured Parties hereto and indicate the nature of the modification (including the treatment of any increase or return premium) which it believes to be appropriate. If within sixty (60) days of such notice any necessary amendments to this Agreement shall not have been made and the request for modification shall not have been withdrawn, this Agreement shall terminate (except with respect to losses occurring prior to such termination). Any Insured Party may withdraw from this Agreement at any time and cease to be an Insured Party hereto (except with respect to losses occurring prior to such withdrawal) by giving not less than sixty (60) days prior written notice to the other parties of such withdrawal. Upon withdrawal, a withdrawing Insured Party shall be entitled to receive such portion of any premium rebated by the fidelity company with respect to such withdrawal. Upon termination of the Bond, each Insured Party shall receive any premium rebated by the fidelity company with respect to such termination in proportion to the premium paid by such insured, less any premium previously refunded with respect to such insured.

7.   **Governing Law**. This Agreement shall be construed in accordance with the laws of the State of New York.

8.   **No Assignment**. This Agreement is not assignable.

9.   **Notices**. All notices and other communications hereunder shall be addressed to the appropriate Insured Party, at: c/o RiverPark Advisors, LLC, 156 West 56th Street, 17th Floor, New York, New York 10019, Attention Morty Schaja, with a copy to Blank Rome LLP, The Chrysler Building, 405 Lexington Avenue, New York, New York 10174, Attention: Thomas R. Westle.

10.   **Counterparts**. This Agreement may be executed in counterparts which together shall constitute a single agreement.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the day and year first above written.

RIVERPARK LARGE GROWTH FUND

By: /s/ Morty Schaja
Name: Morty Schaja
Title: President

WEDGEWOOD FUND

By: /s/ Morty Schaja
Name: Morty Schaja
Title: President

RIVERPARK SHORT TERM HIGH YIELD FUND

By: /s/ Morty Schaja
Name: Morty Schaja
Title: President

RIVERPARK LONG/SHORT OPPORTUNITY FUND

By: /s/ Morty Schaja
Name: Morty Schaja
Title: President

RIVERPARK FLOATING RATE CMBS FUND

By: /s/ Morty Schaja
Name: Morty Schaja
Title: President

RIVERPARK/NEXT CENTURY GROWTH FUND

By: /s/ Morty Schaja
Name: Morty Schaja
Title: President

RIVERPARK/NEXT CENTURY LARGE GROWTH FUND

By: /s/ Morty Schaja
Name: Morty Schaja
Title: President

Fidelity Bond

<u>Underwriter:</u> Continental Insurance Company

<u>Period for which premiums have been paid:</u>

Bond Period from 12:01 a.m. on 9/15/2025 to 12:01 a.m. on 9/15/2026 standard time.

<u>Policy Number:</u> 425215555

<u>Companies:</u> 1) RiverPark Funds Trust

<u>Coverage:</u> $1,000,000

RiverPark Funds Trust

Approval of Joint Insured Fidelity Bond & Agreement of the Joint Insureds

RESOLVED, that it is the finding of the Board of Trustees ("Board") including a majority of the trustees of RiverPark Funds Trust (the "Trust"), who are not "interested persons" as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act") (the "Independent Board Members") of the Trust, that the placement of a Joint Insured Fidelity Bond (the "Bond") covering the Trust, underwritten by Continental Insurance Company with a coverage limit of $1,000,000 per occurrence and a per annum premium of $2,800 for the period September 15, 2025 to September 15, 2026 is in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (the "SEC") under Section 17(g) of the 1940 Act and subject to premiums that reflect an increase of no greater than 20% over premiums paid for the September 15, 2024 to September 15, 2025 period; and it is

FURTHER RESOLVED, that the Board members, including a majority of the Independent Board Members have determined that the Bond is in an amount at least equal to the sum of the total amount of coverage which each named insured would have been required to provide and maintain under a single insured bond; and it is

FURTHER RESOLVED, that the aggregate annual premium for the Bond which has been allocated to the Trust in the amount of $2,800 based on the Trust's gross assets be, and it hereby is, approved; and it is

FURTHER RESOLVED, that the Board members, including a majority of the Independent Board Members, have determined that the premium allocated to the Trust for such Bond is fair and reasonable based upon the number of parties named as insureds on such bond, the nature of the business activities of each of the insureds, the amount of the bond, the premium for the bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each insured is less than the premium each insured would have to pay if it provided and maintained a single insured bond; and it is

FURTHER RESOLVED, that said Bond be, and it hereby is, approved; and it is

FURTHER RESOLVED, that the proposed form of Agreement of the Joint Insureds for the RiverPark Large Growth Fund, Wedgewood Fund, RiverPark Short Term High Yield Fund, RiverPark Long/Short Opportunity Fund, RiverPark Floating Rate CMBS Fund, RiverPark/Next Century Growth Fund and the RiverPark/Next Century Large Growth Fund, comprising the series of the RiverPark Funds

Trust, in substantially the form presented to this meeting, be, and it hereby is, approved; and it is

FURTHER RESOLVED, that the actions taken by management in securing said Bond, including the appropriate filing of the Bond with the SEC be, and they hereby are, approved; and it is

FURTHER RESOLVED, that the appropriate officer(s) of the Trust be, and each of them hereby are, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions; and

FURTHER RESOLVED, that an officer is designated responsible for making the necessary filings and giving the notices required by paragraph (b) of Rule 17g-1, promulgated under the 1940 Act.